Exhibit 99.8

NICE and Asteros Implementing Advanced Security Solutions for the
City Of Sochi to Meet Growing Public Safety Needs

NICE’s integrated security portfolio will ensure safety, security, and smooth operations in a city set to host millions of visitors in the coming years for some of the world’s greatest sporting events

RA’ANANA, ISRAEL, September 19, 2012, NICE Systems (NASDAQ: NICE) announced today that it is implementing its Surveillance portfolio in the city of Sochi, Russia, as part of its “Safe City” initiative for mitigating security, safety, and operational risks. Having been chosen to host multiple prestigious sporting events, including the FIA Formula One World Championship™ in Sochi in 2014, and being one of the candidate cities to host the 2018 FIFA World Cup, the Russian resort town of Sochi foresees a significant influx of visitors and accelerated growth in the coming years.

Using NICE’s Safe City solutions, Sochi will be able to more efficiently manage city operations, optimize its law enforcement resources, and enhance public safety for its citizens and visitors. The city of Sochi is deploying the complete NICE Surveillance portfolio. This includes NICE Situator, a holistic situation management solution; NiceVision Net 2.5 IP Video Surveillance, which will span over 1,400 channels; NICE Inform, to enable multimedia incident debriefing and simulation investigation; NICE video analytics and audio recording; and the NiceVision Web application, which can be used by field agents and police to access live and playback video feed for enhanced security operations.

“We are extremely excited to be hosting these world famous sporting events in Sochi and are committed to ensuring that the city is safe and secure,” said Sergey Cherepov, Director of The Situation Monitoring Center of Sochi. “The coming years will witness rapid population and economic growth in Sochi, broadening the safety and security challenges as well as increasing the requirements and complexity of everyday city operations. We are confident that NICE, together with its partner, Asteros, will provide the comprehensive solutions to meet our extensive requirements and scaling needs.”

To enhance the management of its daily operations, the city of Sochi has set up an integrated command and control center that includes 40 NICE Situator workstations. With implementation well underway, the city’s law enforcement authorities are using NICE Situator to build a common operating picture for all stakeholders as well as create an automated response plan with adaptive workflows. All of Sochi’s surveillance cameras have already been hooked up to NiceVision, in order to provide visual documentation of all incidents city-wide.

The implementation of this sophisticated technology by NICE, in collaboration with Asteros, will enable the city of Sochi to monitor its urban operations and thereby address security, safety, and operational risks. Specifically, Sochi law enforcement authorities will be able to automatically detect overcrowding, unattended baggage, and perimeter intrusions. Consequently, the city will be able to provide advanced protection to critical infrastructure and public buildings, monitor, detect, and manage traffic congestion and illegal parking, and prevent loitering and overcrowding situations in public buildings and commercial areas.

“We are proud to be the city of Sochi’s comprehensive solution of choice for securing its citizens and visitors,” said Yaron Tchwella, Security President and EVP Business Operations at NICE. “NICE’s participation in the Safe City project is a testament to our expertise in large-scale critical deployments as well as to the ability of our pre-integrated solution to support safety and security while also promoting improved operations.”

Tigran Pogosian, Deputy General Director of Strategy Projects at MegaFon OJSC, the main contractor on the project, said: "The unique surveillance system, based on the MegaFon network, will provide 24-hour monitoring of the city’s main roads, buildings, and popular resort locations. This in turn will enable high responsiveness among law enforcement bodies, emergency services, the Federal Security Service, and the Ministry of Emergency Situations (EMERCOM) to any unfolding incidents and at the same time will enhance the quality of life of local citizens and resort guests.”

"Sochi’s Safe Сity project is a significant implementation of an emergency control center and video surveillance platform. It will provide additional advantages to the police force, law enforcement authorities, and emergency and city operation services to help them reduce the number of offences and ensure public safety,” said Andrey Cheremnykh, President of the Asteros Group.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The solution enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About MegaFon
MegaFon is a Russian universal telecommunication service provider. Established in May 2002, MegaFon became the first operator with a network covering all regions of Russia. The company and its subsidiaries have licenses to operate in all of the Russian regions and in the Republics of Abkhazia, South Ossetia and Tajikistan. With over 63 million active subscribers, MegaFon manages the most sophisticated and technologically advanced digital and fixed line network in the country. MegaFon was the first in Russia to launch 3G for commercial operations and is currently the number one provider of mobile Internet and the number two telecom company in Russia according to the number of active subscribers. In 2012, MegaFon became one of the first operators to launch a 4G network in the LTE standard in Russia.

About Asteros
Asteros Group is the leader in providing complex solutions encompassing IT infrastructures, engineering systems, and security systems for large offices, buildings, civil objects, and cities in Russia. The Group also has expertise in business applications development and implementation, IT consulting, and outsourcing. The Group has operated since 1998, employs around 2,000 professionals, and generates annual revenue of over $500M.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.